File Number: 82.2994

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

15 February 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T FORSTER
General Counsel and Company Secretary

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Securities Exchange Listing Rules Disclosure

Preliminary Final Report

For the financial year ended 31 December 2006

Contents **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 15 February 2007 at 11:00am, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Kristina Devon +61 2 9259 6185

Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Preliminary Final Report

For the financial year ended 31 December 2006
compared to the prior financial year ended 31 December 2005

Results for Announcement to the Market

Group Results				
Trading revenue ($M)	up	8.2%	to	4,353.1
Total revenue ($M)	up	6.7%	to	4,441.0
Earnings before interest, tax and significant items[1] ($M)	**up**	**1.7%**	**to**	**580.5**
EBIT (before significant items) margin on trading revenue	down	0.9 points	to	13.3%
Earnings before interest and tax ($M)	**down**	**5.5%**	**to**	**539.4**
Profit after tax attributable to members (before significant items)[1] ($M)	**up**	**0.9%**	**to**	**323.5**
Profit after tax attributable to members ($M)	**down**	**11.9%**	**to**	**282.4**
Net profit for the period attributable to members ($M)	**down**	**11.9%**	**to**	**282.4**

1 Significant items include the following –

		2006 $M	2005 $M
Early retirement plan expenses in South Korea		27.2	-
Extortion product recall and rehabilitation costs in South Korea	14.9		
Insurance claim proceeds	(1.0)	13.9	-
		41.1	-

Group Ratios				
Earnings per share[2&3] (after significant items)	**down**	**12.9%**	**to**	**37.7¢**
Earnings per share[2&3] (before significant items)	**down**	**0.2%**	**to**	**43.2¢**
Free cash flow ($M)[3]	**up**	**130.3**	**to**	**271.6**
Return on average capital employed[3]	**down**	**1.2 points**	**to**	**16.3%**
Net debt to book equity	down	8.6 points	to	141.1%
Net debt to capital employed	**down**	**1.4 points**	**to**	**58.5%**
Capital expenditure to trading revenue[3]	down	1.0 points	to	6.5%
EBIT interest cover (after significant items)	down	0.3 times	to	3.8 times
EBIT interest cover (before significant items)	down	0.1 times	to	4.0 times

2 Earnings per share is based on weighted average shares of 749.2 million for the 2006 financial year and 739.8 million for the 2005 financial year.
3 Refer to Note 9 of the financial report for further details.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Final dividend	**18.0¢**	**18.0¢**
Previous corresponding period	17.5¢	17.5¢
The record date for determining entitlements to the dividend	**Monday, 26 February 2007**	

Highlights of 2006 Full Year Results

$A million	2006	2005	% Change
Trading revenue – beverages	**3,923.7**	3,669.5	*6.9%*
Volume (million unit cases)	***630.4***	*639.1*	*(1.4%)*
Revenue per unit case	***$6.22***	*$5.74*	*8.4%*
Trading revenue – food	**429.4**	351.9	*n/a*
EBIT (before significant items)	**580.5**	570.6	*1.7%*
Net profit (before significant items)	**323.5**	320.5	*0.9%*
Significant items after tax	**(41.1)**	-	*n/a*
Net profit	**282.4**	320.5	*(11.9%)*
EPS (before significant items) (cents)	**43.2c**	43.3c	*(0.2%)*
EPS (cents)	**37.7c**	43.3c	*(12.9%)*
Dividends per share (cents)	**32.5c**	31.5c	*3.2%*

Coca-Cola Amatil (CCA) delivered a net profit after tax for the 2006 full year of $323.5 million (before significant items), representing an increase of 0.9% on 2005. Earnings before interest and tax (EBIT) increased 1.7% to $580.5 million (before significant items), and the dividend has been increased by 3.2% to 32.5 cents per share and is fully franked.

CCA's Group Managing Director, Mr Terry Davis said, "CCA's 2006 profit result has benefited from a strong operational performance in the second half where EBIT grew by 8.6%. The improved second half trading was driven by the continued strong uptake of new products, pricing improvements as well as market share gains, particularly in Australia."

The highlight of the overall result was the strong revenue growth. "Beverage revenue increased by 6.9%, or a record 8.4% on a per unit case basis, driven by pricing and promotional discipline across the business," Mr Davis said. "This year we have delivered on our objective of balancing the need to recover cost increases with price and mix improvements whilst still maintaining the strong value proposition of our brands to our customers and consumers."

The business has delivered another year of strong cash flow with free cash flow increasing by $130.3 million to $271.6 million. Mr Davis said, "CCA delivered the significant increase in free cash flow in 2006 due to the strong operating performance in the second half which, combined with the proceeds from the sale of assets, has more than offset the up-weighted investment in capital projects as we develop our automated distribution facilities in Australia and New Zealand."

Successful new product launches led by Coca-Cola Zero

In 2006, CCA has continued to invest in its non-alcoholic beverage portfolio through product and package innovation, backed by up-weighted marketing programmes, to further strengthen its consumer franchise and brand leadership during this period of increased commodity input costs.

The highlight for the year has been the outstanding success of several new product launches led by Coca-Cola Zero. "Coca-Cola Zero has been the biggest beverage launch for CCA in

22 years, and an exceptional opportunity for the business to develop a major new segment," Mr Davis said.

"In the 12 months since its Australian launch, Coca-Cola Zero has captured 13% of the cola category, with CCA's total cola market share growing from 75% to 77%[1]. Coca-Cola Zero is already tracking above 75% of Diet Coke monthly volumes, which is well ahead of expectations.

"Coca-Cola trademark products have been supported by the introduction of slim line cans and the 385ml screw top glass bottle into the route trade, helping boost overall brand Coca-Cola revenue by 9% in 2006," said Mr Davis.

"New product launches in the non-carbonated beverage segment, including Powerade Isotonic, Pumped and Goulburn Valley juice have all exceeded expectations and have established a very solid platform for volume and value growth in 2007."

Impact of rising commodity prices
Commodity price increases have had a significant impact on CCA's manufacturing cost base. "For 2006, the increased cost of sugar, aluminium and PET resin have driven increases of $151.9 million in the cost of goods sold for our beverages, a 7.8% increase over the past 12 months," Mr Davis said.

"Notwithstanding the pressure the commodity cycle has placed on the business, CCA has been able to effectively manage the balance between price realisation and volume growth in order to recover the cost of goods increases, generating strong earnings momentum in the second half."

EBIT summary
2005 and 2006 results have been adjusted for corporate overheads to provide greater transparency and accountability of the overall results for each business unit[2]. CCA's corporate overhead was previously reported as a separate line item.

$A million	2006	2005	% Change
Australia	**433.9**	425.2	*2.0%*
New Zealand & Fiji	**65.1**	70.8	*(8.1%)*
South Korea (before significant items)	**18.0**	(9.2)	*n/a*
Indonesia & PNG	**17.6**	41.6	*(57.7%)*
SPC Ardmona	**46.2**	42.2	*9.5%*
Share of net profit of JV	**(0.3)**	-	*n/a*
EBIT (before significant items)	**580.5**	570.6	*1.7%*

- **Australia** achieved annual volume growth of 3.0% with solid revenue growth of 7.7%, driven by the successful launch of Coca-Cola Zero, Powerade Isotonic, Pumped and Goulburn Valley juice as well as the continued growth of water brands Mount Franklin and Pump. The second half was particularly pleasing and a significant improvement on the first half performance with revenue growth of 8.9%, a result of solid price recovery and strengthening market positions. A $25.5 million write down was taken on assets including IT systems and vending machines in the second half, in order to drive faster execution of

[1] Source: AC Nielsen foodstore data to 31 December 2006
[2] Refer ASX release dated 7 February 2007 for details

strategic priorities for the business in 2007. This reduced second half EBIT growth from 16.7% to 5.0%.

- **New Zealand & Fiji** – In local currency, New Zealand EBIT was broadly flat for the year. After an earnings decline in the first half, second half trading improved significantly with local currency EBIT increasing by close to 15%. Coca-Cola Zero continues to perform well, outselling Diet Coke since September and the launch of Powerade Isotonic has exceeded expectations. Fiji experienced a small decline in earnings for the year as a result of reduced consumer demand following political unrest in the country.

- **South Korea** – The South Korean business delivered an improvement in underlying earnings for 2006, delivering earnings of $18.0 million after reporting a loss of $9.2 million in 2005. The earnings result excludes the costs directly incurred as a consequence of the extortion attempt in July 2006. The improved full year result was a combination of better revenue management, successful new product launches, and the cost reduction benefits from the early retirement plan which was completed in April 2006. The result also included the benefits of a $7.5 million profit on the sale of properties in the second half as a result of the continued asset reduction program in South Korea.

- **Indonesia & PNG** – The region experienced a significant turnaround in profitability in the second half to deliver a full year EBIT of $17.6 million after reporting a loss of $11.6 million in the first half. The combination of better price realisation, improved trading conditions and a recovery in the economy resulted in second half earnings for Indonesia & PNG of $29.2 million, only marginally behind the record $30.6 million result achieved for the 2005 second half.

- **SPC Ardmona** delivered a strong result generating EBIT of $46.2 million which was ahead of expectations. The highlights were the continued strong performance of the fruit snacks business and strong growth of the international sales of product sourced from the Spain and Thailand facilities. Overall, the business achieved solid recovery of tin plate driven cost of goods increases despite higher levels of price competition in Australia from imported tinned products.

Costs and insurance claim associated with South Korean extortion

CCA's South Korean operation was subject to an extortion attempt in July 2006. This resulted in the need for a product recall of our major brand Coca-Cola and a subsequent loss of volume in the second half.

CCA is covered by an insurance policy for the reimbursement to CCA for product recall costs, brand rehabilitation costs and loss of gross profit incurred in excess of CCA's US$7.0 million deductible. The policy covers CCA for a 12 month period from the date of the extortion.

For the six months to December 2006, CCA reported $14.9 million in brand rehabilitation and product recall costs associated with the extortion. In addition, an interim payment for the insurance claim of $1.0 million was received in December 2006. These amounts have all been included as significant items for 2006. Any further brand rehabilitation costs which may be incurred and offsetting insurance proceeds will be recognised as significant items in 2007.

Insurance proceeds relating to the loss of gross profit, a result of volume losses since the extortion, will be recognised upon receipt. This is expected to be finalised no later than the second half of 2007 and insurance proceeds will be recorded as a credit to significant items.

Outlook for 2007

"In 2006, the core focus for CCA was to recover commodity driven cost increases. This was successfully achieved throughout the second half by successful execution of stronger revenue management initiatives. As a result, group EBIT margins in the second half increased to a strong 14.3%, up from 14.2% in the second half of 2005.

"We believe we have weathered the peak in commodity cost input increases. The business has experienced good price realisation in the year to date and as a result, we feel confident of an improved EBIT result in 2007," said Mr Davis. "There will still be commodity driven COGS increases in 2007 so the priority for this year will continue to be price realisation through higher levels of innovation backed by outstanding in-market execution."

CCA will announce the results of the strategic review on 18 April 2007 and will provide a first quarter trading update as well as more comprehensive full year guidance at that time.

Financial Commentary

Capital employed

$A million	2006	2005	$ Change
Working capital	**797.8**	728.6	*69.2*
Property, plant & equipment	**1,499.9**	1,512.5	*(12.6)*
IBAs & intangible assets	**2,001.3**	1,999.2	*2.1*
Deferred tax liability	**(327.9)**	(340.5)	*12.6*
Derivatives – non-debt	**(31.1)**	30.4	*(61.5)*
Other net assets / (liabilities)	**(394.7)**	(372.7)	*(22.0)*
Capital Employed	**3,545.3**	3,557.5	*(12.2)*
Return on capital employed (ROCE) % [3]	**16.3%**	17.5%	*(1.2pts)*

Capital employed has decreased by $12.2 million in 2006, primarily due to a reduction in non-debt derivatives, lower property, plant & equipment and other net assets which has been partially offset by an increase in working capital.

The $69.2 million increase in working capital is a result of higher trading activity with working capital to sales ratio remaining broadly flat for the year.

The $61.5 million reduction in non-debt derivates resulted from gains and losses on foreign currency, commodity and interest rate hedges reflected in the balance sheet as a result of the mark to market of the financial instruments as at year end. These changes do not impact cash flow or the profit and loss statement as they are deemed 100% effective.

Property, plant & equipment has reduced by $12.6 million driven by property sales in Australia and South Korea and partially offset by increases in infrastructure capex in New Zealand, Australia and SPC Ardmona.

Group ROCE declined 1.2 percentage points to 16.3% due primarily to the impact of reduced earnings from Indonesia.

[3] Before significant items

Net debt & interest cover

$A million	2006	2005	*$ Change*
Net debt			
Interest bearing liabilities	**2,355.9**	2,301.2	*54.7*
Derivatives – debt related	**157.7**	146.5	*11.2*
Trade & other receivables – non-current	**(2.9)**	-	*(2.9)*
Less: Cash	**(436.1)**	(315.0)	*(121.1)*
	2,074.6	2,132.7	*(58.1)*
Net debt / equity	**141%**	150%	
Interest cover (EBIT [4] / net interest)	**4.0x**	4.1x	

Net debt has decreased by $58.1 million to $2.1 billion since December 2005 due to stronger free cash flows generated by the business.

Interest cover remained strong at 4.0 times EBIT (before significant items).

Capital expenditure

	2006	2005	*% Change*
Capital expenditure / revenue			
Australia	**5.8%**	7.9%	*(2.1 pts)*
New Zealand & Fiji	**14.0%**	5.8%	*8.2 pts*
South Korea	**2.5%**	6.8%	*(4.3 pts)*
Indonesia & PNG	**8.2%**	9.0%	*(0.8 pts)*
SPCA	**7.5%**	6.2%	*1.3 pts*
CCA group	**6.5%**	7.5%	*(1.0 pts)*

Capital expenditure reduced by $19.5 million to $281.0 million, declining to 6.5% of revenue for 2006.

The increase in New Zealand capex was from the development of the NZ$80 million warehousing facility in Auckland. This project will lead to significantly enhanced customer service and reduced supply chain costs and is on budget and on time to be completed by early 2008.

The $15 million SPCA warehouse, which will reduce offsite finished goods warehouses from 12 to 2, was completed in November 2006 and is now fully operational. The project is expected to generate savings in excess of $2 million per annum.

Capex for 2007 is expected to be around 7% of total revenue including approximately 2% for infrastructure related expenditure.

[4] Before significant items

Cash flow

$A million	2006	2005	$ Change
EBIT (before significant items)	**580.5**	570.6	*9.9*
Depreciation & amortisation	**201.2**	182.6	*18.6*
Change in working capital	**(69.2)**	(24.3)	*(44.9)*
Net Interest paid	**(150.9)**	(134.8)	*(16.1)*
Taxation paid	**(129.4)**	(147.7)	*18.3*
Other	**36.2**	(9.7)	*45.9*
Operating cash flow	**468.4**	436.7	*31.7*
Capital expenditure	**(281.0)**	(300.5)	*19.5*
Proceeds from sale of PPE & other	**84.2**	5.1	*79.1*
Free cash flow	**271.6**	141.3	*130.3*

Operating cash flow increased $31.7 million to $468.4 million. The cash flow benefited from improved cash earnings, lower tax payments and reduced prepayments, partially offset by higher levels of working capital and the cash impact of significant items.

Free cash flow increased by $130.3 million to $271.6 million due mainly to higher operating cash flows as well as benefiting from the proceeds from the sale of properties in Australia and South Korea.

Significant items

For the full year, CCA reported significant items of $41.1 million (pre and post tax) in South Korea.

$A million	H1 2006	H2 2006	2006
Early retirement plan – South Korea	(27.9)	0.7	(27.2)
VAT penalty – South Korea	(3.2)	3.2	-
Extortion recall & rehabilitation costs – South Korea	-	(14.9)	(14.9)
Insurance claim proceeds – South Korea	-	1.0	1.0
	(31.1)	(10.0)	(41.1)

The early retirement plan, completed at the end of April, resulted in a 10% reduction in the full time permanent employee base and has materially lowered the cost of doing business in South Korea. The restructuring is expected to generate annualised savings of $17 million.

The value added tax (VAT) significant item of $3.2 million reported in the first half, relating to administrative penalties with respect to the treatment of VAT dating back to 2001, was successfully challenged in the second half.

CCA reported significant items of $14.9 million relating to the recall and rehabilitation costs associated with the July 2006 extortion threat and the interim insurance claim payment of $1.0 million which was received in December 2006.

Cost of goods sold
Total beverage COGS increased by $151.9 million to $2.1 billion, up 7.8%, driven by the increased cost of sugar, aluminium and PET resin.

On a constant currency basis, COGS per unit case increased by 7.2%. In Australian dollars, COGS per unit case increased by 9.2% due to the impact of currency translation.

For 2007, CCA estimates that higher commodity input costs will drive a 3-4% increase in COGS per unit case for beverages (based on current forward prices for key commodity inputs). A product mix shift to higher value products including energy drinks, sports drinks and glass bottles is expected to drive a further increase in COGS per unit case of around 2%. As a consequence, on a constant currency basis, CCA expects total COGS per unit case for beverages to increase by around 6% in 2007.

Dividend

	2006	2005	*Change*
Final Dividend per Share (cents) – 6 months	**18.0c**	17.5c	*2.9%*
Total Dividends per Share (cents) – 12 months	**32.5c**	31.5c	*3.2%*
Franking	**100%**	100%	-
Payout ratio	**75.4%**	73.5%	*1.9 pts*

The final dividend has been increased by 2.9% to 18.0 cents per share fully franked (at the 30% corporate tax rate).

The total dividend for 2006 has been increased by 3.2% to 32.5 cents per share fully franked (at the 30% corporate tax rate).

The Record Date for determining dividend entitlements is 26 February 2007 and the final dividend will be paid on 3 April 2007.

CCA continues to expect that it will be able to fully frank its dividends for the foreseeable future.

Operational Review of Performance

Australia – Beverages

	2006	2005	*Change*
Trading revenue ($ million)	**2,325.1**	2,159.0	*7.7%*
Revenue per unit case	$7.01	$6.70	*4.6%*
Volume (million unit cases)	331.5	322.0	*3.0%*
EBIT ($ million) [5]	**433.9**	425.2	*2.0%*
EBIT margin	**18.7%**	19.7%	*(1.0 pts)*
Capital expenditure / revenue	**5.8%**	7.9%	*(2.1 pts)*

The Australian business delivered a significant improvement in second half trading with revenue growth of 8.9% driven by the combination of volume growth of 2.6% and revenue per case improvement of 6.2%.

The highlight for the year has been the success of new products led by Coca-Cola Zero. Since the launch in January, Coke Zero has received outstanding consumer acceptance and very high levels of repeat purchase. As a result, CCA's market share of the cola category has grown from 75% to 77%[6].

Coca-Cola Zero sales are already achieving more than 75% of Diet Coke monthly volumes, which is well ahead of expectations and for 2006 Coke trademark revenue grew by a record 9%. Over the past 12 months there has been a significant shift in consumption from sugar cola to non-sugar cola. The non-sugar cola category grew by 36% in 2006 and the category now represents 34% of total cola volumes, up from around 20% in 2000.

CCA's non-carbonated beverages delivered strong volume growth of 9% and now account for 22% of CCA's Australian volumes. Growth was led by water, with Mount Franklin and Pump both growing volumes around 15%, with the launch of Powerade Isotonic in May driving Powerade volume growth of 25%.

For 2006, margins were impacted by the unprecedented increase in COGS, a result of higher commodity input costs, which saw COGS increase by close to $100 million. The 2006 Australian result includes a $13.4 million profit on the sale of its Eastern Creek property, which was recognised in the first half, offset by a $25.5 million write down taken on assets including IT systems and vending machines in the second half. The impact of the $25.5 million write downs reduced second half EBIT growth from 16.7% to 5.0%.

[5] 2005 and 2006 results have been adjusted for corporate overheads
[6] Source: AC Nielsen foodstore data

New Zealand & Fiji

	2006	2005	*Change*
Trading revenue ($ million)	**416.3**	451.9	*(7.9%)*
Revenue per unit case	$6.34	$6.73	*(5.8%)*
Volume (million unit cases)	65.7	67.1	*(2.1%)*
EBIT ($ million) [7]	**65.1**	70.8	*(8.1%)*
EBIT margin	**15.6%**	15.7%	*(0.1 pts)*
Capital expenditure / revenue	**14.0%**	5.8%	*8.2 pts*

New Zealand

The New Zealand operation delivered a substantial improvement in earnings in the second half, with local currency EBIT growing by close to 15%. For the full year, the New Zealand business reported EBIT broadly in line with 2005 in local currency after reporting a decline in earnings in the first half. Australian dollar declines in revenue, revenue per unit case and EBIT reflect the translation impact of the depreciation in the New Zealand dollar over the period.

As with Australia, the focus in New Zealand has been on the recovery of COGS increases, with price increases in February and November driving local currency revenue per case increases of over 5% for 2006. While volumes declined in the first half, the second half experienced volume growth.

The highlight for 2006 was the successful launch of Coca-Cola Zero in New Zealand. Coca-Cola Zero has been outselling Diet Coke since September and non-sugar cola volumes have grown by 24% in 2006 and now represent around 34% of cola volumes.

CCA's water and sports categories continue to perform well with Kiwi Blue and Powerade both growing volume by more than 20%. The juice category continues improve in profitability. While volumes declined in 2006, a more rational competitive and pricing environment saw the category return to profitability.

For 2006, the New Zealand result included approximately $5 million of costs incurred in the first half relating to write-off of facilities in preparation for the automated warehousing development and obsolete inventory.

Fiji

Fiji experienced a small decline in earnings for the year as a result of reduced consumer demand following political unrest in the country and the civil unrest in Tonga which is supplied from Fiji.

[7] 2005 and 2006 results have been adjusted for corporate overheads

South Korea

	2006	2005	*Change*
Trading revenue ($ million)	**711.5**	630.7	*12.8%*
Revenue per unit case	$5.81	$5.01	*16.0%*
Volume (million unit cases)	122.5	126.0	*(2.8%)*
EBIT (before significant items) ($ million) [8]	**18.0**	(9.2)	*n/a*
EBIT margin	**2.5%**	(1.5%)	*4.0 pts*
Capital expenditure / revenue	**2.5%**	6.8%	*(4.3 pts)*

The South Korean business has been materially impacted by the previously announced product recall and associated negative media coverage following an extortion in early July. Total volume in South Korea has declined by approximately 4% since the extortion, however the business was still able to achieve revenue growth (in local currency) in the second half. Based on current run rates it may take until late in 2007 for volumes to return to pre-extortion levels.

For 2006, underlying earnings, which excludes the $13.9 million of costs directly incurred as a consequence of the extortion, showed a strong improvement in the first half. The full year result benefited from a combination of better revenue management, successful new product launches, and the initial cost reduction benefits from the early retirement plan which was completed in April 2006. The result also included a $7.5 million profit on the sale of properties in the second half as a result of the continued asset reduction program in South Korea.

Reported revenue for South Korea increased by 12.8%, due in part to the 9% appreciation of the Korean Won. In local currency terms, revenue grew by 5% and revenue per unit case grew by 8%, reflecting price increases taken during 2006 to recover commodity driven cost increases.

While trading conditions continued to be challenging in South Korea, solid progress has been made in broadening the brand portfolio into non-carbonated beverages with the launch in 2006 of Minute Maid flavour extensions, Haru green tea and flavour extensions for Powerade. South Korea also launched Coca-Cola Zero and flavour extensions for Fanta.

[8] 2005 and 2006 results have been adjusted for corporate overheads

Indonesia & PNG

	2006	2005	*Change*
Trading revenue ($ million)	**470.8**	427.9	*10.0%*
Revenue per unit case	$4.25	$3.45	*23.2%*
Volume (million unit cases)	110.7	124.0	*(10.7%)*
EBIT ($ million) [9]	**17.6**	41.6	*(57.7%)*
EBIT margin	**3.7%**	9.7%	*(6.0 pts)*
Capital expenditure / revenue	**8.2%**	9.0%	*(0.8 pts)*

The region experienced a significant turnaround in profitability in the second half to deliver a full year profit of $17.6 million after reporting a loss of $11.6 million in the first half. In the second half, Indonesia & PNG delivered earnings of $29.2 million, only marginally behind the record result of $30.6 million achieved for the 2005 second half.

Indonesia

In the first half of 2006, the Indonesian business was materially impacted by the removal of the government's fuel subsidy. The consequent 160% increase in the fuel price pushed inflation levels to 18%, leading to a 20% reduction in retail sales. As a consequence, demand for CCA beverages was also reduced and the business recorded an EBIT loss.

For the second half, the business recovered strongly which allowed it to deliver a profit for the full year. The combination of price increases, improved trading conditions and a recovery in consumer confidence and spending resulted in a significant improvement in margins in the second half.

In 2006, reported revenue per unit case for Indonesia & PNG increased by 23.2% due in part to the 8% appreciation of the Indonesian Rupiah. In local currency terms, revenue per unit case for Indonesia increased by over 15% as price increases were taken to recover commodity and inflation related cost increases. CCA introduced new products including Frestea Frutcy, Frestea Green Tea and Powerade Isotonic which all performed well, boosting overall market share in Indonesia as well as improving the revenue and EBIT mix of the product portfolio.

COGS increases were significantly higher in Indonesia than for the other regions due to high inflation as well as adverse currency impacts on US dollar denominated commodity inputs – sugar, aluminium and PET resin.

Indonesia's operating cost base was also higher year-on-year, reflecting the investment in sales force, distribution and cold drink coolers in 2005 to strengthen CCA's coverage of the market place. In addition, fuel price increases have driven significant increases in delivery and manufacturing costs. Initiatives to reduce operating costs in the second half have moderated the impact of cost increases with further benefits to flow through in 2007.

PNG

PNG delivered another solid full year result with local currency sales revenue growing by over 10% combined with solid EBIT margins.

[9] 2005 and 2006 results have been adjusted for corporate overheads

SPC Ardmona

	12 months 2006	10 months 2005	*Change*
Trading revenue ($ million)	**429.4**	351.9	*22.0%*
EBIT ($ million) [10]	**46.2**	42.2	*9.5%*
EBIT margin	**10.8%**	12.0%	*(1.2 pts)*
Capital expenditure / revenue	**7.5%**	6.2%	*1.3 pts*

SPCA delivered a strong full year EBIT of $46.2 million on revenue of $429.4 million, which was slightly ahead of expectations. The highlights were the continued strong performance of the fruit snacks business and strong growth of the international business which sources product from Spain and Thailand. Overall, the business achieved solid recovery of tin plate driven cost of goods increases despite high levels of price competition in the Australian market from imported tinned products.

The fruit snacks category has enjoyed the introduction of Goulburn Valley Fruit Snacks in new convenience packaging into the convenience and petroleum channel as well as solid growth in the education channel.

SPCA experienced difficult trading conditions in the tomato category and private label business with cheap imported product continuing to enter the Australian marketplace, putting pressure on category margins.

The $15 million warehouse in Shepparton was completed in November 2006 and is expected to generate savings in excess of $2 million per annum from 2007. In 2006, a number of programs to drive improvements in manufacturing efficiencies were implemented. These included optical grading of fruit to materially improve finished fruit quality while reducing manufacturing costs and a major trial to process fruit direct to bulk storage. These will be scaled up for the 2007 season as bulk storage of processed fruit will shorten the fruit processing season and provide the flexibility of being able to package fruit to order.

The Goulburn Valley was affected by a severe frost in September which will have an impact on the 2007 fruit intake. There is expected to be a small shortfall of fruit for 2007 which compares to an expected surplus to requirements before the impact of the frost. At this stage, the impact to 2007 earnings is expected to be approximately $5 million.

SPCA has launched a $1.75 million fund to aid drought-stricken farmers in the Goulburn Valley to assist its fruit suppliers with the additional costs of buying water. The funding will cover interest free advances to purchase water, subsidies on fruit delivered for processing and access to 1000 mega litres of water for irrigation.

ENDS

[10] 2005 and 2006 results have been adjusted for corporate overheads

Income Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

	Refer Note	CCA Group 2006 $M	2005 $M
Revenues, excluding finance income			
Trading revenue		**4,353.1**	4,021.4
Other revenue		**67.5**	128.2
	3	**4,420.6**	4,149.6
Expenses, excluding finance costs			
Cost of goods sold	4	**(2,468.1)**	(2,323.8)
Selling		**(672.8)**	(626.3)
Warehouse and distribution		**(419.1)**	(394.7)
Administration and other		**(320.9)**	(234.2)
		(3,880.9)	(3,579.0)
Share of net loss of joint venture accounted for using the equity method	13	**(0.3)**	-
Earnings before interest and tax			
Before significant items		580.5	570.6
Significant items	4b)	(41.1)	-
		539.4	570.6
Net finance costs			
Finance costs	4	**(163.8)**	(151.1)
Finance income	3	**20.4**	10.6
		(143.4)	(140.5)
Profit before income tax expense	3 & 4	**396.0**	430.1
Income tax expense	5	**(113.6)**	(109.6)
Profit after tax attributable to members of Coca-Cola Amatil Limited			
Before significant items		323.5	320.5
Significant items		(41.1)	-
Profit after tax attributable to members of Coca-Cola Amatil Limited		**282.4**	320.5
		¢	**¢**
Earnings per share (EPS)			
Basic EPS	9b)	**37.7**	43.3
Diluted EPS		**37.6**	43.1
Before significant items –			
Basic EPS		43.2	43.3
Diluted EPS		43.1	43.1
Dividends paid			
Prior year final dividend paid per ordinary share		**17.5**	15.5
Current year interim dividend paid per ordinary share		**14.5**	14.0

Notes appearing on pages 20 to 34 to be read as part of the financial statements.

Balance Sheets

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2006

	Refer Note	CCA Group 2006 $M	2005 $M
Current assets			
Cash and cash equivalents		**436.1**	315.0
Trade and other receivables		**677.7**	636.1
Inventories		**611.6**	595.9
Prepayments		**49.5**	72.8
Current tax assets		**4.7**	20.0
Derivatives	8	**51.0**	56.9
		1,830.6	1,696.7
Non-current assets held for sale		**22.8**	9.8
Total current assets		**1,853.4**	1,706.5
Non-current assets			
Trade and other receivables		**17.9**	16.7
Investment in joint venture	13	**1.2**	–
Investments in bottlers' agreements		**1,505.6**	1,506.4
Property, plant and equipment		**1,499.9**	1,512.5
Intangible assets		**495.7**	492.8
Prepayments		**21.1**	10.5
Deferred tax assets		**2.2**	0.8
Defined benefit superannuation plan asset		**–**	1.0
Total non-current assets		**3,543.6**	3,540.7
Total assets		**5,397.0**	5,247.2
Current liabilities			
Trade and other payables		**491.5**	503.4
Interest bearing liabilities		**278.4**	552.4
Current tax liabilities		**34.1**	52.8
Provisions		**73.7**	68.6
Accrued charges		**306.7**	297.1
Derivatives	8	**169.8**	81.3
Total current liabilities		**1,354.2**	1,555.6
Non-current liabilities			
Trade and other payables		**2.9**	–
Interest bearing liabilities		**2,077.5**	1,748.8
Provisions		**61.5**	65.0
Deferred tax liabilities		**327.9**	340.5
Defined benefit superannuation plan liability		**32.3**	20.8
Derivatives	8	**70.0**	91.7
Total non-current liabilities		**2,572.1**	2,266.8
Total liabilities		**3,926.3**	3,822.4
Net assets		**1,470.7**	1,424.8
Equity			
Share capital	6	**2,001.1**	1,982.1
Shares held by equity compensation plans		**(15.2)**	(11.9)
Reserves		**139.2**	151.8
Accumulated losses		**(654.4)**	(697.2)
Total equity		**1,470.7**	1,424.8

Notes appearing on pages 20 to 34 to be read as part of the financial statements.

Cash Flow Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

	Refer Note	CCA Group 2006 $M	2005 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**4,398.0**	4,077.6
Payments to suppliers and employees		**(3,609.6)**	(3,359.2)
Dividends received		**1.4**	0.8
Finance income received		**19.5**	10.8
Interest and other finance costs paid		**(170.4)**	(145.6)
Income tax paid		**(129.4)**	(147.7)
Net cash flows from operating activities before significant items		509.5	436.7
Significant items	4b)	(41.1)	–
Net cash flows from operating activities		**468.4**	436.7
Cash flows from investing activities			
Proceeds from disposal of –			
surplus South Korean properties		**26.3**	5.1
land in Eastern Creek, Australia		**49.2**	–
other property, plant and equipment		**8.7**	5.1
investments in securities		**0.7**	–
Payments for –			
additions of property, plant and equipment		**(275.2)**	(298.2)
additions of software development assets		**(5.8)**	(2.3)
acquisitions of entities and operations (net) –			
current period acquisitions	12	**(15.5)**	(314.4)
prior period acquisitions – deferred amounts		**(9.5)**	–
investment in joint venture		**(1.5)**	–
additions of other non-current assets		**(0.7)**	(5.1)
loans made during the period		**(2.9)**	–
Net cash flows used in investing activities		**(226.2)**	(609.8)
Cash flows from financing activities			
Proceeds from issue of shares		**4.6**	24.9
Proceeds from borrowings		**884.8**	1,996.8
Borrowings repaid		**(782.4)**	(1,616.1)
Dividends paid		**(225.2)**	(204.5)
Net cash flows (used in)/from financing activities		**(118.2)**	201.1
Net increase in cash and cash equivalents		**124.0**	28.0
Cash and cash equivalents held at the beginning of the financial year		**313.8**	279.3
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(1.7)**	6.5
Cash and cash equivalents held at the end of the financial year	10	**436.1**	313.8

Notes appearing on pages 20 to 34 to be read as part of the financial statements.

Changes in Equity Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited					Outside equity interests	Total equity
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Accumulated losses $M	Total $M	$M	$M
At 1 January 2005		1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[1] and AASB 139[2], net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Transactions recognised directly in equity –								
Currency translation differences		–	–	59.2	–	59.2	–	59.2
Movement in –								
Unvested shares held by equity compensation plans		–	(1.9)	1.4	–	(0.5)	–	(0.5)
Share based remuneration plans		–	–	6.7	–	6.7	–	6.7
Fair value of cash flow hedges		–	–	27.2	–	27.2	–	27.2
Total of transactions recognised directly in equity		–	(1.9)	94.5	–	92.6	–	92.6
Profit		–	–	–	320.5	320.5	–	320.5
Total changes in equity other than those arising from transactions with equity holders		–	(1.9)	94.5	320.5	413.1	–	413.1
Transactions with equity holders –								
Movement in ordinary shares	6	354.3	–	–	–	354.3	–	354.3
Cancellation of non-participating shares	6	(43.7)	–	–	–	(43.7)	–	(43.7)
Dividends appropriated	7	–	–	–	(214.5)	(214.5)	–	(214.5)
Acquisition of outside equity interests		–	–	–	–	–	(6.7)	(6.7)
Total of transactions with equity holders		310.6	–	–	(214.5)	96.1	(6.7)	89.4
At 31 December 2005		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8
Transactions recognised directly in equity –								
Currency translation differences		–	–	(6.5)	–	(6.5)	–	(6.5)
Movement in –								
Unvested shares held by equity compensation plans		–	(3.3)	2.5	–	(0.8)	–	(0.8)
Share based remuneration plans		–	–	4.7	–	4.7	–	4.7
Share based payment		–	–	(0.4)	–	(0.4)	–	(0.4)
Fair value of cash flow hedges		–	–	(12.9)	–	(12.9)	–	(12.9)
Total of transactions recognised directly in equity		–	(3.3)	(12.6)	–	(15.9)	–	(15.9)
Profit		–	–	–	282.4	282.4	–	282.4
Total changes in equity other than those arising from transactions with equity holders		–	(3.3)	(12.6)	282.4	266.5	–	266.5
Transactions with equity holders –								
Movement in ordinary shares	6	19.0	–	–	–	19.0	–	19.0
Dividends appropriated	7	–	–	–	(239.6)	(239.6)	–	(239.6)
Total of transactions with equity holders		19.0	–	–	(239.6)	(220.6)	–	(220.6)
At 31 December 2006		2,001.1	(15.2)	139.2	(654.4)	1,470.7	–	1,470.7

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 20 to 34 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

The annual financial report is a general purpose financial report which has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001. Compliance with AIFRS ensures that the financial statements and notes thereto, comply with International Financial Reporting Standards.

This financial report does not include all notes of the type normally included within the annual financial report, on which this report is based. As a result this report should be read in conjunction with the 31 December 2005 annual financial report of CCA, together with any public announcements made by CCA during the financial year ended 31 December 2006.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian Dollars and all values are rounded to the nearest tenth of a million dollars unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Principles of consolidation

i) Subsidiaries
The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of controlled entities have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

ii) Joint venture
The investment in joint venture is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture are set out in Note 13.

Profits or losses on transactions establishing the joint venture and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

b) Use of estimates

In conforming with AIFRS, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

1. Basis of Financial Report Preparation continued

c) Change in accounting policies

The accounting policies adopted in the preparation of the financial report are consistent with those applied and disclosed in the 2005 annual financial report.

No Australian Accounting Standards issued but not yet effective have been early adopted. It is not considered early adoption of these standards would have a material impact on the results of the Group.

d) Changes in presentation and classification

i) Revenue
During the period, CCA has changed the presentation and classification of revenue in the Group's financial statements and notes thereto. This change has been made to provide further details to users of the Group's financial report in terms of the nature of the Group's revenue streams given CCA's numerous acquisitions in recent financial years. Accordingly, in this report revenue is now categorised into two components, being trading revenue and other revenue. This has resulted in –

- total revenue remaining unchanged;
- descriptions of revenue components being revised to more clearly define the Group's revenue streams;
- changes to the classification of expenses, in the form of adjusted "cost of goods sold" and "administration and other" balances; and
- the comparative revenue and expense balances being restated to comply with the abovementioned changes.

ii) Segment reporting
Refer Note 2 for details.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the beverage business and food business. Within the beverage business, the Group manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices, coffee and other alcohol-free beverages. From November 2006, CCA's beverage business also distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture CCA formed with SABMiller plc on 10 August 2006. Within the food business, SPCA processes and markets fruit, vegetables and other food products.

In 2006, corporate centre costs have been both charged and allocated into the various segments based on specific identification and allocation methodology. This is intended to improve the reporting of performance and the understanding of the segments after the allocation of the corporate costs.

Accordingly, 2005 comparative segment information has been restated in accordance with the amended reporting basis. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
	Trading revenue		**Other revenue**		**Total revenues before finance income**	
Beverage business						
Australia	**2,325.1**	2,159.0	**52.5**	109.4	**2,377.6**	2,268.4
New Zealand & Fiji	**416.3**	451.9	**0.6**	0.6	**416.9**	452.5
South Korea	**711.5**	630.7	**4.5**	6.5	**716.0**	637.2
Indonesia & PNG	**470.8**	427.9	**4.1**	6.7	**474.9**	434.6
Total beverage	**3,923.7**	3,669.5	**61.7**	123.2	**3,985.4**	3,792.7
Food business						
SPCA[1] Australia	**429.4**	351.9	**5.8**	5.0	**435.2**	356.9
Total food	**429.4**	351.9	**5.8**	5.0	**435.2**	356.9
Total CCA Group	**4,353.1**	4,021.4	**67.5**	128.2	**4,420.6**	4,149.6

	Earnings before interest, tax and significant items		**Significant items[2]**		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**433.9**	425.2	**-**	-	**433.9**	425.2
New Zealand & Fiji	**65.1**	70.8	**-**	-	**65.1**	70.8
South Korea	**18.0**	(9.2)	**(41.1)**	-	**(23.1)**	(9.2)
Indonesia & PNG	**17.6**	41.6	**-**	-	**17.6**	41.6
Total non-alcoholic beverage	**534.6**	528.4	**(41.1)**	-	**493.5**	528.4
Share of net loss of joint venture	**(0.3)**	-	**-**	-	**(0.3)**	-
Total beverage	**534.3**	528.4	**(41.1)**	-	**493.2**	528.4
Food business						
SPCA[1] Australia	**46.2**	42.2	**-**	-	**46.2**	42.2
Total food	**46.2**	42.2	**-**	-	**46.2**	42.2
Total CCA Group	**580.5**	570.6	**(41.1)**	-	**539.4**	570.6

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
	Assets		Liabilities		Net assets	
Beverage business						
Australia	**2,180.4**	2,161.4	**638.6**	553.2	**1,541.8**	1,608.2
New Zealand & Fiji	**478.4**	459.7	**79.8**	67.4	**398.6**	392.3
South Korea	**987.7**	1,001.4	**131.7**	141.5	**856.0**	859.9
Indonesia & PNG	**391.7**	423.8	**113.9**	129.9	**277.8**	293.9
Total beverage	**4,038.2**	4,046.3	**964.0**	892.0	**3,074.2**	3,154.3
Food business						
SPCA[1] Australia	**910.2**	864.4	**76.0**	73.9	**834.2**	790.5
Total food	**910.2**	864.4	**76.0**	73.9	**834.2**	790.5
Total segments	**4,948.4**	4,910.7	**1,040.0**	965.9	**3,908.4**	3,944.8
Assets and liabilities excluded from above[3]	**448.6**	336.5	**2,886.3**	2,856.5	**(2,437.7)**	(2,520.0)
Total CCA Group	**5,397.0**	5,247.2	**3,926.3**	3,822.4	**1,470.7**	1,424.8

	Depreciation and amortisation expenses		Other non-cash expenses		Additions and acquisitions of non-current assets[4]	
Beverage business						
Australia	**95.8**	88.8	**66.1**	31.6	**162.3**	226.4
New Zealand & Fiji	**17.4**	17.1	**6.8**	3.5	**58.5**	26.2
South Korea	**38.9**	32.7	**21.7**	18.2	**19.8**	42.8
Indonesia & PNG	**38.5**	36.5	**10.5**	3.8	**38.9**	62.0
Total beverage	**190.6**	175.1	**105.1**	57.1	**279.5**	357.4
Food business						
SPCA[1] Australia	**10.6**	7.5	**9.6**	6.7	**35.2**	596.3
Total food	**10.6**	7.5	**9.6**	6.7	**35.2**	596.3
Total CCA Group	**201.2**	182.6	**114.7**	63.8	**314.7**	953.7

1 SPCA refers to SPC Ardmona Ltd and its controlled entities.
2 Significant items include the following –

		2006 $M	2005 $M
Early retirement plan expenses in South Korea		*27.2*	-
Extortion product recall and rehabilitation costs in South Korea	*14.9*		
Insurance claim proceeds	*(1.0)*	*13.9*	-
		41.1	-

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.
4 Non-current assets comprise investment in joint venture, investments in securities, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	CCA Group 2006 $M	2005 $M
3. Revenues		
Sales of –		
Beverage products	**3,872.8**	3,620.1
Food products	**429.4**	351.9
Equipment	**20.1**	17.8
Total sales	**4,322.3**	3,989.8
Rental of equipment	**30.8**	31.6
Total trading revenue	**4,353.1**	4,021.4
Other revenue		
Sales of materials and consumables	**34.0**	90.1
Rendering of services	**8.5**	10.2
Miscellaneous rental and sundry income	**23.6**	27.1
Dividend income from other corporations	**1.4**	0.8
Total other revenue	**67.5**	128.2
Total revenues – before finance income	**4,420.6**	4,149.6
Finance income from non-related parties	**20.4**	10.6
Total revenues	**4,441.0**	4,160.2

4. Expenses

Profit before income tax expense includes the following specific expenses –

	CCA Group 2006 $M	2005 $M
a) Expenses		
Cost of goods sold –		
Beverages products	**2,104.4**	1,952.5
Food products	**314.0**	268.6
Equipment	**15.7**	11.9
Rental of equipment – directly attributable expenses	**5.8**	4.4
Materials and consumables	**28.2**	86.4
Total cost of goods sold	**2,468.1**	2,323.8
Finance costs – non-related parties	**171.7**	149.2
Other finance (gains)/costs	**(5.5)**	1.9
Total finance costs	**166.2**	151.1
Amounts capitalised	**(2.4)**	–
Total finance costs expensed	**163.8**	151.1

	CCA Group 2006 $M	2005 $M
4. Expenses continued		
Profit before income tax expense includes the following specific expenses –		
Depreciation expense	**195.7**	177.9
Amortisation expense	**5.5**	4.7
Bad and doubtful debts expense – trade receivables	**9.2**	3.3
Rentals – operating leases	**73.7**	60.8
Defined benefit superannuation plan expenses	**15.1**	10.5
Defined contribution superannuation plan expenses	**42.4**	37.1
Employees Share Plan expenses	**6.9**	5.7
Equity compensation plan expenses	**4.9**	6.5
Employee benefits expense	**74.2**	56.1
Net foreign exchange gains	**(12.3)**	(7.9)
Write (back)/down of inventories to net realisable value	**1.5**	(0.4)
Write down of investments to recoverable amounts	**-**	0.1
(Profit)/loss from disposal of –		
surplus South Korean properties	**(9.9)**	(1.0)
land in Eastern Creek, Australia	**(13.4)**	–
other property, plant and equipment	**2.0**	2.1
intangible assets	**-**	0.1
investments in securities	**(0.7)**	–
Impairment of intangibles	**5.9**	–
Impairment of property, plant and equipment	**23.9**	–
b) Significant items		
Early retirement plan expenses in South Korea	**27.2**	–
Extortion product recall and rehabilitation costs in South Korea[1]	**13.9**	–
Total significant items	**41.1**	–

	$M
1 Extortion product recall and rehabilitation costs in South Korea	*14.9*
Insurance claim proceeds	*(1.0)*
	13.9

	CCA Group	
	2006 $M	2005 $M

5. Income Tax Expense

	2006 $M	2005 $M
a) Income tax expense		
Current tax expense	**114.2**	131.4
Deferred tax expense/(benefit)	**6.9**	(16.0)
Adjustments for current tax of prior periods	**(7.5)**	(5.8)
	113.6	109.6
b) Reconciliation of income tax expense to prima facie tax payable		
Profit before income tax expense	**396.0**	430.1
Prima facie income tax expense on profit at the Australian rate of 30%	**118.8**	129.0
Tax effect of permanent differences –		
Non-allowable expenses	**2.8**	3.3
Tax offset for franked dividends	**(0.4)**	–
Other items	**0.8**	(0.1)
Overseas tax rates differential	**1.8**	1.9
Overseas withholding tax	**(9.1)**	(10.7)
Overseas withholding tax (related to Cyprus restructure)[1]	**–**	(11.2)
Share of net loss of joint venture	**0.1**	–
Deductible temporary differences –		
Movement in derecognised amounts	**8.3**	3.2
Utilisation of previously unrecognised tax losses	**(2.0)**	–
Adjustments for current tax of prior periods	**(7.5)**	(5.8)
Income tax expense	**113.6**	109.6

1 *Refer 2005 Annual Report for further details.*

	CCA Group			
	2006 No.	2005 No.	**2006 $M**	2005 $M

6. Issues of Ordinary Shares During the Financial Year

	2006 No.	2005 No.	**2006 $M**	2005 $M
Fully paid ordinary shares				
Balance at the beginning of the financial year	**747,704,699**	707,689,757	**1,982.1**	1,627.8
Shares issued in respect of –				
Dividend Reinvestment Plan[1]	**2,217,976**	1,262,859	**14.4**	10.0
Executive Option Plan	**964,850**	4,543,300	**4.6**	24.9
Part consideration for purchase of SPC Ardmona Ltd	**-**	34,208,783	**-**	275.7
Cancellation of non-participating shares[2]	**-**	-	**-**	43.7
Total movement	**3,182,826**	40,014,942	**19.0**	354.3
Balance at the end of the financial year	**750,887,525**	747,704,699	**2,001.1**	1,982.1
Fully paid non-participating shares[2]				
Balance at the beginning of the financial year	**-**	43,650,755	**-**	43.7
Cancellation of non-participating shares[2]	**-**	(43,650,755)	**-**	(43.7)
Total movement	**-**	(43,650,755)	**-**	(43.7)
Balance at the end of the financial year	**-**	-	**-**	-

1 *Dividend Reinvestment Plan*

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the plan is capped to 100,000 shares per beneficial shareholder.

The last date of Election Notices under this Plan is 26 February 2007.

2 *Fully paid non-participating shares*

On 11 July 2005, the non-participating shares of the Company were cancelled, resulting in the share capital of the Company being reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of 1¢ for each 10 non-participating shares held. The residual balance of share capital relating to non-participating shares was transferred to ordinary share capital.

Non-participating shares had no rights other than a right to a return of capital of $1 per non-participating share on a winding-up of the Company, but only after ordinary shareholders had received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, non-participating shares had effectively no material value.

Non-participating shares had no par value.

7. Dividends Appropriated and Proposed

	CCA Group			
	2006		2005	
	¢	**$M**	¢	$M
a) Dividends appropriated during the financial year				
Final dividend in respect of prior financial year (franked to 100%)	**17.5**	**130.9**	15.5	109.9
Current year interim dividend on ordinary shares (franked to 100%)	**14.5**	**108.7**	14.0	104.6
		239.6		214.5

b) Dividends declared and not recognised as a liability

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	18.0	18.0	135.3	2 April 2007

	CCA Group 2006 $M	2005 $M
8. Derivatives and Net Debt Reconciliation		
a) Derivatives as per the balance sheets		
Derivative assets – current		
Debt related	**(1.0)**	-
Non-debt related	**(50.0)**	(56.9)
	(51.0)	(56.9)
Derivative liabilities – current		
Debt related	**88.7**	54.8
Non-debt related	**81.1**	26.5
	169.8	81.3
Derivative liabilities – non-current		
Debt related	**70.0**	91.7
Total net derivative liabilities	**188.8**	116.1
Net derivative liabilities/(assets) comprises –		
Debt related	**157.7**	146.5
Non-debt related	**31.1**	(30.4)
Total net derivative liabilities	**188.8**	116.1
b) Net debt reconciliation		
Cash assets	**(436.1)**	(315.0)
Trade and other receivables – non-current	**(2.9)**	-
Net derivative liabilities – debt related	**157.7**	146.5
Interest bearing liabilities – current	**278.4**	552.4
Interest bearing liabilities – non-current	**2,077.5**	1,748.8
Total net debt	**2,074.6**	2,132.7

	CCA Group	
	2006	2005
	$	$

9. Other Performance Measures

a) Net tangible asset backing

Net tangible asset backing per ordinary share – excluding IBAs	**(0.71)**	(0.77)
Net tangible asset backing per ordinary share – including IBAs	**1.30**	1.25

b) Earnings per share (EPS)

	¢	¢
Basic EPS	**37.7**	43.3
Diluted EPS	**37.6**	43.1
Before significant items –		
Basic EPS	**43.2**	43.3
Diluted EPS	**43.1**	43.1

The weighted average number of ordinary shares used as the denominator in the calculation of EPS was –

	M	M
Basic EPS	**749.2**	739.8
Diluted EPS	**751.0**	742.8

c) Free cash flow (FCF)

FCF is calculated as net cash flows from operating activities, plus cash flows arising from disposals of property, plant and equipment and investments in securities, less cash flows arising from purchases of property, plant and equipment and intangible assets.

	$M	$M
FCF	**271.6**	141.3

d) Return on capital employed (ROCE)

ROCE is calculated on a moving annual total basis as EBIT (before significant items) divided by the average of capital employed at the beginning and at the end of the annual period: Where material business combinations occur, the acquisition date capital employed balance is used as the beginning balance with an adjustment made to reflect the period of ownership. Capital employed is defined as equity plus net debt

	%	%
ROCE	**16.3**	17.5

9. Other Performance Measures continued

	CCA Group	
	2006	2005
	%	%
e) Capital expenditure (capex) compared to trading revenue		
Capex is defined as current period gross payments for property, plant and equipment and software development assets.		
Capex to trading revenue	**6.5**	7.5
Capex is reconciled to the payments for additions of property, plant and equipment and software development assets as per the cash flow statements as follows –		
	$M	$M
Payments for additions of –		
Property, plant and equipment	**275.2**	298.2
Software development assets	**5.8**	2.3
Capex	**281.0**	300.5

	CCA Group	
	2006 $M	2005 $M
10. Cash Flow Statements		
Reconciliation of cash and cash equivalents		
Cash assets	**436.1**	315.0
Bank overdrafts	**-**	(1.2)
Cash and cash equivalents held at the end of the financial year	**436.1**	313.8
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**14.4**	10.0
Shares issued as part consideration for purchase of SPC Ardmona Ltd	**-**	275.7
Other payables in relation to acquisitions (amounts to be paid post balance date)	**0.1**	10.0
11. Contingencies		
Contingent liabilities		
Contingent liabilities existed at the end of the financial year in respect of –		
Termination payments under service agreements	**9.6**	12.5
Other guarantees	**1.7**	1.0
Other contingent liabilities	**1.3**	1.4
	12.6	14.9

Contingent assets

CCA's operation in South Korea was the subject of an extortion attempt in July 2006. CCA Group maintains malicious tamper insurance to mitigate the risk of such an incident. Under the insurance policy, CCA's insured loss is limited to US$50.0 million and to twelve months from the date the product tamper first became known, which was 1 July 2006.

CCA has received an interim payment of A$1.0 million and is seeking full recovery of the financial loss incurred and as allowed by the insurance policy.

No additional amount, in excess of the A$1.0 million already received, is disclosed as it would be unreasonably prejudicial to the interests of the Group to do so. CCA is working towards finalising the claim with its insurer.

12. Business Combinations

a) Summary of acquisitions

Acquisition of the water business and related assets of Palm Springs Ltd
CCA acquired the water business and related assets of Palm Springs Ltd on 29 September 2006, for a purchase consideration of $9.3 million.

The revenue or contribution to the Group has not been disclosed as the business structure has changed since the acquisition of the water business and related assets of Palm Springs Ltd.

Details of the fair value of the assets and liabilities of Palm Springs acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	8.9
Direct costs relating to the acquisition	0.4
Total purchase consideration	9.3
Fair value of net identifiable assets acquired (refer to c))	9.3
	-

Other acquisitions
Other acquisitions include various individually immaterial acquisitions within the bulk water industry. Details of the fair value of assets and liabilities are as follows –

Purchase consideration –	
Cash paid	6.2
Deferred cash settlement	0.1
Total purchase consideration	6.3
Fair value of net identifiable assets acquired (refer to c))	2.6
Goodwill	3.7

	2006[1] Recognised on acquisition $M	2005[2] Recognised on acquisition $M
b) Purchase consideration		
Shares issued, at fair value	-	275.7
Cash paid	15.1	315.4
Deferred cash settlement	0.1	10.0
Costs associated with the acquisition	0.4	7.9
Total consideration	15.6	609.0
The net cash outflow on acquisition is as follows –		
Net cash acquired	-	8.9
Cash paid, including costs	(15.5)	(323.3)
Net cash outflow	(15.5)	(314.4)

1 Includes acquisition of the water business and related assets of Palm Springs Ltd and other acquisitions which are individually immaterial (refer to c)).
2 Includes acquisition of SPCA, the Northern Territory Coca-Cola franchise, CCA Indonesia outside equity interest and the business assets of Grinders Coffee.

The goodwill is attributable to the high profitability of the acquired businesses, and synergies expected to arise after the acquisition. The fair value of assets and liabilities acquired was based on various methods depending on the asset or liability. For example, the fair value of intangible assets was based on discounted cash flow models.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

12. Business Combinations continued

c) Assets and liabilities acquired

The fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are –

	Palm Springs Recognised on acquisition $M	**Other acquisitions** Recognised on acquisition $M	**Total** Recognised on acquisition $M
Current assets			
Trade and other receivables	1.3	0.5	1.8
Total current assets	1.3	0.5	1.8
Non-current assets			
Investments in bottlers' agreements	3.2	–	3.2
Property, plant and equipment	4.4	0.3	4.7
Intangible assets	1.8	3.1	4.9
Total non-current assets	9.4	3.4	12.8
Total assets	10.7	3.9	14.6
Current liabilities			
Trade and other payables	0.6	–	0.6
Accrued charges	0.6	0.4	1.0
Total current liabilities	1.2	0.4	1.6
Non-current liabilities			
Trade and other payables	–	0.1	0.1
Deferred tax liabilities	0.2	0.8	1.0
Total non-current liabilities	0.2	0.9	1.1
Total liabilities	1.4	1.3	2.7
Net assets	9.3	2.6	11.9

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

The fair value of the above assets and liabilities acquired approximates the carrying value.

For the financial year ended 31 December 2006

13. Investment in Joint Venture

	CCA Group	
	2006 $M	2005 $M
Investment in joint venture	**1.2**	–

The Company has a 50% interest in Pacific Beverages Pty Ltd, which is resident in Australia and the principal activity of which is the importation and distribution of alcoholic beverages.

The interest in Pacific Beverages Pty Ltd is accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the joint venture is set out below.

	2006 $M	2005 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	1.2	–
Share of Pacific Beverages Pty Ltd assets and liabilities		
Current asset	4.2	–
Total assets	4.2	–
Current liabilities	3.0	–
Total liabilities	3.0	–
Net assets	1.2	–
Share of Pacific Beverages Pty Ltd's revenue, expenses and results		
Revenues	1.0	–
Expenses	(1.4) –	
Loss before income tax	(0.4) –	
Income tax benefit	0.1	–
Loss after income tax	0.3	–

14. Compliance Statement

This report is based upon accounts that have been audited. The audit report, which is unqualified, will be made available with the Company's Annual Report.

END